UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

c/o Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105	13D/A	Page 2 of 5

1	Names of Reporting Persons BCLS SB Investco, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 7,929,918 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 7,929,918 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,929,918 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%
14	Type of Reporting Person PN

This Amendment No. 3 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by the Reporting Person on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019 and Amendment No. 2 filed on December 11, 2020 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On March 23, 2021, the Reporting Person purchased 869,565 shares of Common Stock in an underwritten public offering (the “March 2021 Public Offering”) at a price per share of $5.75, for total cash consideration of $4,999,998.75. The Reporting Person used its own working capital to acquire such shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c) As of March 23, 2021, the Reporting Person held 7,929,918 shares of Common Stock, representing approximately 7.4% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 106,877,698 shares of Common Stock outstanding, as reported in the Issuer’s prospectus supplement relating to the March 2021 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on March 19, 2021.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

March 2021 Lock-up Agreement

In connection with the March 2021 Public Offering, Adam Koppel entered into a lock-up agreement (the “March 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the March 2021 Lock-up Agreement, Dr. Koppel agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition; enter into any hedging swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities; or make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, for 75 days after the date of the prospectus supplement relating to the March 2021 Public Offering without the prior consent of Jefferies LLC, SVB Leerink and Piper Sandler & Co., subject to certain exceptions described in the Issuer’s prospectus supplement relating to the March 2021 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on March 19, 2021.

References to and the description of the March 2021 Lock-up Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the March 2021 Lock-up Agreement attached hereto.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit G                Form of March 2021 Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2021

BCLS SB Investco, LP

By:	Bain Capital Life Sciences Partners, LP, its general partner

By:	Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director